

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706



04012848

February 9, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, Referenced Letter IB 470009**

Subject: 1. Submission of the Audit Committee's opinion on connected transaction
2. Opinion of the Independent Financial Advisor Regarding the Investment in Teleinfo Media Company Limited by CS Loxinfo Public Company Limited

Date February 9, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure





Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

February 9, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, Referenced Letter IB 470009**

  Subject: 1. Submission of the Audit Committee's opinion on connected transaction
  2. Opinion of the Independent Financial Advisor Regarding the Investment in Teleinfo Media Company Limited by CS Loxinfo Public Company Limited

  Date February 9, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure





Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

January 20, 2547

Subject: The Audit Committee's opinion on connected transaction.

To: The Shareholders
Shin Satellite Public Company Limited

The Board of Directors of Shin Satellite Public Company Limited at its meeting no.1/2547 held on 20 January 2547, passed a resolution authorizing CS Loxinfo Public Company Limited (CSLOXINFO) to purchase shares of Tele Info Media Company Limited (TELEINFO MEDIA) in proportion of 38.35% from Shin Corporation Public Company Limited and 25% from Singtel Interactive Private Limited (SINGTEL INTERACTIVE) totalling 63.25% at the price of 506 Million Baht.

CSLOXINFO is a subsidiary of the Company through its wholly-owned subsidiary, Shin Broadband Internet (Thailand) Company Limited which holds 50.02 percent shareholding in CSLOXINFO and

(1) Shin Corporation is the major shareholder of the Company (in the proportion of 51.53 % of total number of shares issued and paid up) Shin Corporation is therefore the connected party of the Company

(2) Singapore Telecommunications Limited is a major shareholder (in the proportion of 100%) of SINGTEL INTERACTIVE and also a major shareholder of CSLOXINFO (in the proportion of 16.81% of total number of shares issued and paid up) SINGTEL INTERACTIVE was therefore the connected party of the subsidiary of the Company.

Therefore, the investment by CSLOXINFO in TELEINFO MEDIA by purchasing shares of TELEINFO MEDIA from Shin Corporation and SINGTEL INTERACTIVE is therefore a connected transaction in accordance with the Notification of the Securities and Exchange Commission of Thailand dated 19 November 2546 regarding Disclosure and Operation of Listed Companies relating to Connected Transaction. The value of share purchase transaction in proportion of 63.25% was 6.34% of net tangible asset of the Company and its subsidiary according to audited financial statements as of 30 September 2003. Thus, the Company is required to appoint independent financial advisor to express opinion on connected transaction regarding the appropriateness, benefits of the connected transaction to the listed Company including fair price, and conditions of the connected transaction and whether the shareholders should or should not approve the transaction, for submission to the Audit Committee and the shareholders. The Audit Committee shall also give its opinion on the connected transaction to the shareholders. The independent financial advisor has given its opinion that this connected transaction is appropriate and beneficial and the price and conditions are fair and will add value to the Company in the future.



The Audit Committee has considered the report of the independent financial advisor and information from independent financial advisor and officers concerned of the Company and is of the opinion that the connected transaction is appropriate, and beneficial and the price is fair as it will add value to the Company due to synergy of business and the nature of businesses are related and supportive of one another.

The Audit Committee would like to state further that a member of the Audit Committee is an authorized director of the company which is the independent financial adviser. However, such member of the Audit Committee is not and has not been involved in the management of the independent financial adviser. Such fact, therefore, has no effect on the opinion of the independent financial adviser and that of the Audit Committee.

Please be informed accordingly.



Prof. Hirun Radeesri
Chaiman of Audit Committee



Mrs. Nilya Malakul Na Ayuthaya
Audit Committee Member



Mrs. Charinthorn Vongputhorn
Audit Committee Member

(Translation)

IB 470009

January 21, 2004

Subj. Opinion of the Independent Financial Advisor Regarding the Investment in Teleinfo Media Company Limited by CS Loxinfo Public Company Limited

Attn. Shareholders

Shin Satellite Public Company Limited

Reference is made to the resolution of the Board of Directors of CS Loxinfo Public Company Limited ("CSLOX") No.7/2003 held on December 19, 2003, approving CS Loxinfo to invest in Teleinfo Media Company Limited (TMC) by purchasing 38.25% of total issued and paid-up shares of TMC from Shin Corporation Public Company Limited ("SHIN") and 25% of total issued and paid-up shares of TMC from Singtel Interactive Private Limited ("SIP"), totaling 63.25% of total issued and paid-up shares of TMC and shareholders' meeting of CSLOX No.1/2004 on January 6, 2004 resolved that should TOT Corporation Public Company Limited ("TOT") exercise Tag-along Rights (i.e. the rights to offer to sale shares along with the shareholders who receive the offer purchase at the same price)to sell its 36.75% shareholding in TMC, CSLOX will purchase all issued and paid-up shares of TMC

As CSLOX is considered a subsidiary of Shin Satellite Public Company Limited ("SATTEL" or "the Company") through Shin Broadband Internet (Thailand) Company Limited ("SBI") who is the major shareholder of CSLOX (holding 50.02% of shares in CSLOX) whereas (1) SHIN is the major shareholder of SATTEL (51.53% of total issued and paid-up capital), SHIN is, therefore, the connected person of SATTEL and (2) SIP has Singapore Telecommunication Limited as major (100% of total issued and paid-up capital) shareholder and Singapore Telecommunication Limited is the major shareholder of CSLOX (16.81% of total issued and paid-up capital), therefore, SIP is the connected person of the subsidiary of SATTEL. Hence, the purchasing of TMC shares from SHIN and SIP is considered a transaction according to the Notification of the Stock Exchange of Thailand (the "SET") Re: Disclosure and Procedures of Connected Transactions of Listed Companies dated November 19, 2003 ("the Notification"). The value of purchasing 63.25% shares of TMC is 6.34% of the book value of the net tangible assets of the Company and its subsidiaries pursuant to the interim consolidated financial statements as of September 30, 2003, reviewed by the certified public accountant. According to the Notification, the transaction shall be approved by a vote of not less than three quarters of the total number of votes of the shareholders or proxies (if any) who are present at the meeting and who have the right to vote, excluding the votes of interested shareholders and arrange for the independent financial advisor to render an opinion in connection with the fairness of the price and

reasonableness of the transaction as well as to make the recommendation with regard to the transaction to the audit committee and shareholders of the Company. SCB Securities Company Limited ("SCBS") is the independent financial advisor (the "Financial Advisor") for rendering opinion to this transaction.

The Financial Advisor has studied the nature and trend of the business, the projected financial statements, the value of the business, Memorandum of Understanding in Relation to TMC, Agreement on Publishing and Advertising Telephone Directories, Addendum to the Agreement on Publishing and Advertising of Telephone Directories and Share Subscription and Shareholders Agreement based on information provided by the management of the Company. The conclusions and comments are as follows:

1. Description of the Related Transaction

Summary of Acquisition of Asset

1.1. Nature of the Transaction

CSLOX will purchase 43,904,184 issued and paid-up common shares of TMC, a par value of Baht 10 each, from SHIN for 26,550,583 shares and SIP for 17,353,601 shares, in turn, holds 63.25% equity stake in TMC. The total investment of the share acquisition is Baht 506 million. Details are as follows


Before the Transaction
SHIN
SIP
TOT
38.25 %
25 %
36.75 %
TMC
After the Transaction
CSLOX
TOT
63.25 %
36.75 %
TMC

Note Should TOT excises its Tag-along Rights of 36.75% of total shares in TMC, CSLOX will hold 100% total shares in TMC.

1.1.1. The Purchase of TMC's Common Shares

Purchaser	CS Loxinfo Public Company Limited	
Seller	Shin Corporation Public Company Limited	26,550,583 Shares
	Singtel Interaction Private Limited	17,353,601 Shares
Purchased Securities	Common shares of 43,904,184 shares or 63.25 of total issued and paid-up shares of TMC	
Total Proceed	Baht 506,000,000 whereas Baht 306,000,000 paid to SHIN and Baht 200,000,000 paid to SIP	
Price per share	11.53 Baht per share	
Payment	Cash	
Payment Date	Within 30 days after completion of conditions precedent stated in Memorandum of Understanding of in Relation to TMC or other date as agreed	
Size of the Transaction	This transaction is considered to be a connected transaction of listed companies prescribed in the Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies. The size of transaction is 6.34% of net tangible assets of the company as of September 30, 2003, thus the Company is required to ask for the approval from the shareholder.	

1.1.2. Summary of Memorandum of Understanding in Relation to TMC

Agreement Date	November 10, 2003
Parties	CS Loxinfo Public Company Limited Shin Corporation Public Company Limited Singtel Interactive Private Limited
Description	The Parties agree that the value and price of all TMC's shares shall be the amount of Baht 800,000,000 which assumes that the aggregate of revenue sharing and data acquisition cost payable by TMC to TOT does not exceed the amount of Baht 30,000,000 per year with effect from year 2004. The sale and purchase agreement consideration (the "Consideration") payable in exchange for the Purchasing Shares shall be Baht 506,000,000

(63.25% of total issued and paid-up shares of TMC). CSLOX agrees to pay the Consideration at Baht 306,000,000 to SHIN and Baht 200,000,000 to SIP.

The Parties shall, within 30 days, from the fulfillment of the conditions set out in Conditions Precedent:

1. sales and purchase agreement which shall supersede this MOU
2. complete the settlement of Consideration in cash

Conditions Precedent

1. Agreement from TOT by February 28, 2004 that TMC's concession terms will be amended such that
   1.1. the revenue sharing by TMC to TOT reduced to 0% with effect from year 2004; or
   1.2. the aggregate of revenue sharing and data acquisition cost payable by TMC to TOT does not exceed the amount of Baht 30,000,000 per year with effect from year 2004

   Should the negotiations not be concluded within the above date, the terms set out in Clause 1 shall expire and the parties shall renegotiate mutually agreeable terms. (Please refer to the attachment 1 for the amendment of Addendum (No.2) to the Agreement on Publishing and Advertising of Telephone Directories dated December 29, 2003)
2. The Sellers shall arrange for CSLOX to conduct due diligence in TMC. The due diligence shall be started within 5 business days from the date of this MOU and shall not take more than 30 days to complete.
3. The approval by TMC's Board of Directors for the transfer of shares.
4. The Sellers obtaining the requisite waivers of pre-emption rights and tag-along rights, as the case may be, from TOT pursuant to the Share Subscription and Shareholders' Agreement (SSSA); and
5. Each Party obtaining their respective board or executive committee or shareholder approvals, as the case may be, required for the Transaction.

1.1.3. Sources of Fund for the Acquisition of Asset

CSLOX will finance Baht 506 million for the purchase of 63.25% total issued and paid-up shares of TMC from SHIN and SIP by using its working capital, short-term loan and/or proceed from capital increase of CSLOX in which CSLOX plans to have the Initial Public Offering of its shares.

1.2. Relationship of the Purchaser and the Seller

1.2.1. Common Major Shareholders

- SHIN is the major shareholder of TMC, holding 38.25% of total shares.
- SHIN is the major shareholder of SATTEL, holding 51.53% of total shares.
- SBI, a subsidiary of SATTEL, is the major shareholder of CSLOX, holding 50.02 of total shares.
- Singapore Telecom International Private Limited ("Singtel Inter") is the major shareholder of SHIN, holding 5.17% of total issued and paid-up capital.
- Singapore Telecommunication Limited ("Singtel") is the major shareholder of Singtel Inter, holding 100% of total issued and paid-up capital.
- Singtel is the major shareholder of SIP, holding 100% of total issued and paid-up capital.
- Singtel is the major shareholder of CSLOX, holding 16.81% of total issued and paid-up capital.
- SIP is the major shareholder of TMC, holding 25% of total issued and paid-up capital.

Shareholding Structure of SHIN Group in CSLOX and TMC


Singtel
100 %
Singtel Inter
100 %
5.18 %
SIP
SHIN
25 %
38.25 %
51.53 %
TMC
SATTEL
99.99 %
SBI
50.02 %
16.81 %
CSLOX

1.2.2. Common Directors

SATTEL and CSLOX currently have 3 directors who may have conflict of interest with SHIN and did not attend the meeting and vote on the resolution.

1.3. Information of Teleinfo Media Company Limited

1.3.1. General Information

Teleinfo Media Company Limited (formerly known as TT&T Directories (Thailand) Company Limited and Shinawatra Directories Company Limited) was founded on May 14, 1985 in order to publish and distribute Telephone Directories. TMC is a joint-venture between SHIN, TOT and SIP, holding stakes of 38.25%, 36.75% and 25% respectively.

TMC has been granted a licènse to be sole official printer and distributor of white and yellow pages telephone directories for 10 years (from 1996 issue to 2005 issue). Major revenues of TMC derive from advertising in yellow pages in which TMC has revenue sharing agreement with TOT in the concession dated January 27, 1995. However, TMC will print white pages until 2003 issue as per the amendment.

TMC's key products is Telephone Directories which has improved the quality of white and yellow pages telephone directories, making them more compact and user-friendly. The product variety has been extended to reach different target groups. Moreover, TMC has developed on-line products allowing customers to search for telephone numbers on the Internet, following the growth of computer and Internet use. TMC set various advertising rates to fit the need to different target group.

After 2005 TMC will be able to continue telephone directories business (yellow pages), which is its main business freely.

As of 9 months ending September 30, 2003, TMC has total revenues of 562 million Baht, increasing 32 million Baht or 6% from the same period of prior year. TMC has net loss of 156 million Baht, increasing from previous year's net loss of 145 million Baht.. (The net loss does not incorporate the change in revenue sharing)

1.3.2. Product and Services

1.3.2.1. ThailandYellowPages

Thailand YellowPages, the compilation of names, addresses, and phone numbers of over 600,000 product and service operators, and also covering over 3,000 business categories. Easy to find anything with categorized, chronological and bilingual (Thai and Eng) publication. Inquiring a detail before buying by using this book deserves more time, more budgets and more break from traffic jam. Thailand YellowPages is definitely a perfect handbook for make a buying contact of purchasing departments or other leading businesses.

1.3.2.2. 1154 Yellow Plus

The latest service from Thailand Yellow Pages to let customers ask for a phone number through 1154 number that provides for convenience of finding business and individual telephone number throughout Thailand with over 6 million telephone numbers, covering product-and-service

information and other useful recommends anytime 24 hours a day. The services are sending telephone number via SMS, retail shop promotion, restaurant, recommendations, government agency, lottery result, trade show calendar, call transfer and ringtone in which the customers can dial in 24 hours a day at the normal telephone rate of TOT.

1.3.2.3. www.yellowpages.co.th

The complete source of product and service buying guide covering over 3,000 business categories, 600,000 shops, over 6 million phone numbers and other information, for instance, the "Buying Guide". Serving 365 days/24 hours a day, the customers can gain more facility and saves more time with prompt searching at anywhere.

1.3.2.4. Other Directories

TMC also provides other directories service such as Yellow Pages for Export-Import business of Thailand, Food and Beverage Industrial Guide, Visitors' guide to Thailand and Precise Marketing.

1.3.2.5. Publishing Service

1. Website building service including consulting, design and program development for using environment.
2. CD-Rom production and design for advertising, public relations and marketing.
3. Printing service; design and production for any kinds of printing purposed to match the demand economically by the teams with more than 15 years of experiences.
4. Quarterly newsletter "Yellow Today" proudly stands as the center of useful business and marketing source. It also serves technology knowledge and some other entertainment for over 30,000 advertisers of Thailand YellowPages throughout the country.

1.3.2.6. Audiotex Service

1. 1900 TMC Service providing automatic information system of variety and knowledge content via telephone 24 hours a day. for instance, tourism, F&B, buying guide and other useful information.
2. Infotainment";one of MobileLIFE Basic services of GSM Advance and One-2-Call!. Varity of favorite entertainments served on your mobile such as, Horoscope (dial *941), LotteryInfo (dial *942), Matching Check (dial *949), Joke (dial *943) and heaps of other Services.

1.3.3. TMC Business

1.3.3.1. Summary of Business

- Data Acquisition : Under Agreement on Publishing and Advertising Telephone Directories with TOT, TMC obtains telephone number data base from TOT for the printing and distributing telephone directories.

- Ownership of data : TMC is the owner of all assets for operating its business according to Agreement on Publishing and Advertising Telephone Directories except for the telephone number data base and telephone directories that have not been distributed which belong to TOT. The license for telephone directories (white pages and yellow pages) is belong to TOT.

- Distribution : TMC shall have the distribution center for distributing Telephone Directories for telephone subscribers.

- Revenue and Cost Structure : TMC has over 90% of total revenues from selling advertising on its Yellow Pages Telephone Directories and its major cost is revenue sharing payable to TOT as per the agreement as well as the cost of printing White Pages Telephne Directories in which TMC shall not redeem the printing cost from TOT. Therefore, TMC's past operating performance showed continued losses. However, on December 29, 2003 TMC reached an agreement with TOT to reduce the revenue sharing payable to TOT from 30% per year to minimum of 5 million Baht per year for the first million numbers and 5 Baht per number for the number of telephone directories above 1 million numbers and TMC shall print the White Pages Telephone Directories without charging TOT only 2003 issue since TOT Act. was repealed as per confirmation letter from TOT dated July 21, 2003.

- Business Trend (After Telecommunication Liberalization) : Advertising in Telephone Directories is expected to grow at a similar rate as advertising in the print media, which closely correlates to the GDP growth. The market size in 2002 stood at Baht 14,719 million, a 16% increase from 2001 (Source : Nielsen Media Research). The industry is extending into other media, such as CD Rom and the Internet. The possibility of these media substituting for hard copy versions will take time and depends on the development country's IT industry. It is noted that even in developed countries, hard copies of telephone directories are still needed to support other forms of media.

1.3.3.2. Competition Capability

Telephone Directories Industry Environment analysis shows that TMC is the lead in this business with over 80% market shares and more than 10 years of experiences because TMC is the sole official printer and distributor of white and yellow pages from TOT. Nonetheless, after TOT Act. was repealed in July 2002, there is no direct competitor. Minor competitors are specialized industrial directories, while indirect competitors include advertisements in newspapers and

magazines. With the prospect of telecommunications liberalization, TMC anticipates the entrance of foreign and local players. However, TMC is confident that it can maintain its leadership, as new players need to develop investment capital, a database of telephone directories, and human resources.

1.3.4. TMC's securities

Type	No. of shares	Description
Common share	57,413,600	Common shares entered in name share certificate
Preferred share	12,000,000	The preferred share shall have preferential rights for the period of 3 years (Preferred shares held by TOT do not have any privilege rights over common shares since December 31, 2001) as follows: 1. the right to receive dividends payable at the rate of not less than 12% of the par value. 2. if in any year the dividends paid to preferred shareholder falls below 12% of the par value, the unpaid portion thereof of that year shall carried forward and paid to the preferred shareholder in the following year. 3. entitle to receive allocation of assets before common shareholder in case of dissolution. At present, Preferred shares do not have any preferential rights

1.3.5. List of Shareholders as of September 2, 2003

Name	Type of Shares	No. of Shares	% Shareholding
Shin Corporation Public Company Limited/1	Common	26,550,583	38.25
TOT Corporation Public Company Limited	Common	13,509,400	19.46
	Preferred/2	12,000,000	17.29
Singtel Interactive Private Limited/1	Common	17,353,601	25.00
Other 4 individuals	Common	16	0.00
Total		69,413,600	100.00

Note:

/1 CSLOX will purchase TMC shares from SHIN and SIP for this transaction

/2 Preferred shares held by TOT do not have any privilege rights over common shares since December 31, 2001 according to section 5 in TMC's article of association and Share Subscription and Shareholders Agreement in 2000

1.3.6. List of Board of Directors as of November 17, 2003

Name	Position
1. Mr. Arak Chonlatanon	Chairman
2. Ms. Tipawan Wuthisan	Vice Chairman
3. Mr. Hui Weng Cheng	Vice Charimand
4. Mr. Niwatthamrong Boonsongpaisan	Director
5. Ms. Siripen Sitasuwan	Director
6. Ms. Nangnoi Wananuvechapongse	Director
7. Mr. Sayan Thinsamran	Director
8. Mr. David Ung Peng Fu	Director

1.3.7. Summary of Financial Status and Performance during the past 3 years

Units : Million Baht

Company Only	2000	2001	2002	9 month 2003
Total Asset	1,011.25	753.65	590.90	654.31
Total Liability	750.05	272.30	314.02	533.90
Issued and Paid-up Capital	520.60	694.14	694.14	694.14
Shareholders' Equity	261.20	481.35	276.88	120.41
Services Revenue	650.50	695.06	707.73	555.77
Sales Revenue	2.73	0.07	0.00	0.00
Total Revenues	668.80	710.40	720.99	561.75
Cost of Services	600.62	612.25	622.03	475.55
Cost of Sales	2.46	0.08	0.00	0.00
Administrative Expenses	278.41	353.04	298.16	237.38
Total costs	881.49	965.37	920.19	712.93
Interest Expense	5.21	4.88	5.27	5.29
Operating Profit	(217.91)	(259.85)	(204.47)	(156.47)
Net Profit / (Loss)	(217.91)	(259.85)	(204.47)	(156.47)
Earning per Share (Baht)	(4.19)	(3.74)	(2.95)	(2.25)

No. of shares (Million shares)	52.06	69.41	69.41	69.41
Book Value per Share (Baht)	5.02	6.93	3.99	1.73

Note : The financial performance of 9 month 2003 do not include the effect of change in revenue sharing

1. After the negotiation with TOT as a result of TOT Act. (1954) was repealed, TMC has no obligation to print white pages telephone directories since 2004, in which TMC would have cost saving of approximately 200 million Baht per year.

2. The above book value per share does not include the effect of reduction of revenue sharing of approximately 230 million Baht because TOT Act. (1954) was repealed, therefore, the adjusted book value per share as of 9 months 2003 would be approximately 5.14 Baht per share.

1.4. Summary of Major Agreements of Teleinfo Media (See attachment 1)

1.4.1. Agreement on Publishing and Advertising Telephone Directories

1.4.2. Shares Purchase and Shareholders Agreement of Teleinfo Media

1.4.3. Addendum (No.2) to the Agreement on Publishing and Advertising of Telephone Directories

1.5. Information of CS Loxinfo Public Company Limited (See attachment 2)

1.6. Information of Singtel Interactive Private Limited (See attachment 3)

1.7. Information of Shin Corporation Public Company Limited (See attachment 4)

1.8. Information of Shin Satellite Public Company Limited (See attachment 5)

2. Reasonableness of the Transaction

2.1. Objective of the Acquisition of Asset

CSLOX intends to invest in 63.25% of total paid-up shares of TMC in order to increase revenues and diversify source of revenues in the future as well as holding shares in TMC will lead to increased profit to CSLOX as a result of business synergy as per CSLOX's business policy.

2.2. Pros and Cons of the Transaction

2.2.1. Overall Impact

The purchase of 63.25% of TMC shares by CSLOX is considered the investment in Printing and Advertising business that CSLOX will benefit by holding TMC shares through increase in values of services offered to its customers, joint marketing, and cost saving in the investment in the online system together. Moreover, this will increase and diversify CSLOX's source of revenues.

2.2.2. Impact to Business Operation and Financial Position

Based on the projected financial statements, TMC will have approximately 800 million Baht of total revenues which will consolidate into CSLOX's income statement. TMC will have approximately 171.7 million Baht of net income as a result of reducing revenue sharing and revoking of obligation to print to wt.te page telephone directories since 2004, which, in turn, will contribute 63.25% of net income or approximately 108.6 million Baht into CSLOX's net income given that CSLOX acquires TMC's shares in the beginning of the year.

CSLOX expects to use its working capital, short-term loan and/or proceed from capital increase of CSLOX (CSLOX plans to have the Initial Public Offering of its shares) for this acquisition of 506 million Baht for 63.25% of shares of TMC. As of September 30, 2003, CSLOX's consolidated financial statements show that CSLOX has 176 million Baht in Cash and Deposit and has 54 million Baht of bank loans. CSLOX has 0.84 of Debt to Equity ratio. Assuming CSLOX uses all short-terms loan to finance this share purchase of 506 million Baht, this will result in an increase in Debt to Equity ratio to 1.75 which is considered high for CSLOX. CSLOX plans to increase its capital by having an Initial Public Offering to repay the short-terms loan.

2.2.3. Benefit of Acquiring TMC Shares

- Directories services improve the content of the CSLOX Portal
- Strong portal content improves the CSLOX's portal brand value
- Create a more sticky ISP subscriber base, expecially in light of its pre-paid nature
- Larger audience pool online complements the printed directories' audience pool
- Improve market leadership of directories
- Increase advertising channels for TMC

2.2.4. Potential Impact from Acquiring TMC Shares

- The future of competition in Telephone Directories Industry after the Telecommunication Liberalization may significantly affect TMC's revenues and net profit which impact return on shareholders' equity of TMC
- If CSLOX has to use all short-terms loan to finance this acquisition and CSLOX cannot increase its capital through an Initial Public Offering to repay short-terms loan. CSLOX would have pay interest and high Debt to Equity ratio , therefore, CSLOX would require financial support from its shareholders.

2.2.5. The Change of the Board of Directors

After the acquisition of TMC shares, CSLOX can appoint 5 directors of total 8 directors as per 63.25% shareholding in TMC.

2.2.6. Other Significant Factors

2.2.6.1. Share Subscription and Shareholders Agreement gave the First Rights of Refusal and Tag-along Rights to TMC shareholders. Currently, SHIN and SIP is in the process of issuing letter to TOT as per the agreement. If TOT exercises its Tag-along Rights, CSLOX will have to purchase all TMC shares for 800 million Baht instead of 506 million Baht for 63.25% of total shares.

2.2.6.2. In 2002, TMC has 4 major account receivables that TMC cannot collect the remaining 85 million Baht. Under the Share Subscription and Shareholders Agreement, TMC will have to increase capital in an equal amount to uncollected amount as per respective shareholding. At present, SHIN is in the process of negotiation with TOT and SIP to pay the uncollected amount instead of increasing TMC capital.

2.3. Comparison of Pros and Cons of doing the Transaction with either Related or Unrelated Parities

Since TMC has 3 major shareholders in which SHIN and SIP are considered related parties and TOT who is unrelated, it is necessary to do the transaction with related parties which is indifferent from doing the transaction with unrelated parties.

3. The Fairness of Price and Terms

3.1. Comparison of the Offering Price with Various Valuation Approaches

With regard to rendering the opinion in relation to the investment in TMC by purchasing shares from SHIN and SIP, the Financial Advisor has considered the business of TMC and the proposed total acquisition value based on various valuation approaches.

3.1.1. Discounted Cash Flow Approach (DCF)

The DCF approach is a method of valuing the company by discounting the free cash flow (FCF) to the company under the appropriate assumptions. The Financial Advisor has estimated the present value of the FCF from the projected financial statements that were constructed based on the past financial statements and information from management interview of TMC. The revenues and costs structure are consistent with the Agreement on Publishing and Advertising Telephone Directories that had been made with TOT for 10 years ending 2005. The projected financial statements reflect revenues growth as well as all expenses for TMC business operation in the future.

The DCF approach is appropriate for valuing such company as TMC due to its stable revenues growth trend from advertising in business phone directories that are not fluctuating significantly as in other industries that tend to change largely along with economic growth and industry competition. In addition, the major expense of TMC is revenue sharing to TOT that is determined by the agreement

and printing costs that are consistent with the number of directories printed. Thus, the estimated financial statements are relatively straightforward. It should be noted, however, that should the key factors actually turn out differently from the assumptions used in preparing the projected financial statements, the valuation derived from DCF method may change accordingly.

Major assumptions used in providing the projected financial statements (5 years financial forecast)

- TMC has 12,000 customers in Bangkok Metropolitan area who are major customers as of ending 2003 in which can be broken down to 60:40 of recurring customers:new customers and revenues portion of between recurring customers and new customers is 80: 20
- Growth in both customer groups are 5% in 2004, 4% in 2005 and 3% afterward whereas the growth rate is proportionate to the growth in GDP, leading to the increase in advertising revenues.
- TMC will be able to maintain average revenue per account at the current level in the future.
- Revenue sharing to TOT is reduced to 30 million Baht per year as the cost of acquiring telephone number data base in order to be conservative from 2004 and after 2005 NTC will determine the cost of telephone number data base. In addition, TMC does not have to pay accrued revenue sharing of 2002 and 2003 to TOT.
- TMC will stop printing telephone directories for residential (white page) since 2004 according to confirmation letter from TOT dated July 21, 2003, leading to the reduction of white page directory's printing costs of approximately 200 million Baht per year.
- Selling and general administrative expenses is proportionate to revenues of TMC as in the past
- Loans repayment and financing costs are governed by terms and conditions of the contracts
- Investment plan as estimated by TMC
- TMC will not provide any new services other than its current services
- After the expiration of Agreement on Publishing and Advertising Telephone Directories with TOT, TMC is assumed to be able to continue its business without obtaining any licenses other than what TMC is using at present and there must be no other expenses for obtaining telephone number data base than the amount currently estimated.

The Financial Advisor believes that all the assumptions used are reasonable and coincide to present operation.

Valuation by DCF

The Financial Advisor has calculated the Weighted Average Cost of Capital : WACC as the discount factor for valuing the FCF of TMC as follows :

WACC	=	(D/V) * (1-tax) * Kd + (E/V) * Ke

whereas

D/V	=	Ratio of liability to total asset
E/V	=	Ratio of shareholders' equity to total asset
Tax	=	Tax rate (30%)
Kd	=	Cost of debts (5%)
Ke	=	Required return on shareholders' equity

thus

WACC	=	12.72

The required rate of return of shareholders' equity (Ke) by using Capital Asset Pricing Model (CAPM) of the FCFE as follows :

Required return on shareholders' equity (Ke)	=	Rf + β * (Rm – Rf)
Whereas		
Risk Free Rate (Rf)	=	5.73 %
Beta (β)	=	0.75
Equity Risk Premium (Rm - Rf)	=	13 %
Thus		
Ke	=	15.48 %

The Financial Advisor assumed that the investors require the market return over the risk free securities (Equity Risk Premium : Rm - Rf) which is the long term government bond of 13% which is the average from 1981 – 2003 prepared by the Research Department of SCB Securities Co.,Ltd. The risk free rate used in the calculation is 18 year government bond as of December 22, 2003 which has the yield of 5.73% and Beta for TMC is 0.75 which is derived from the listed company of similar business.

The Financial Advisor has calculated the present value of FCF of TMC by applying various discount rates as follows :

Weighted Average Cost of Capital (%)	Equity Value (Million Baht)
11.72	1,475
12.22	1.421
12.72	1,371
13.22	1,325

Sensitivity Analysis

In addition, the Financial Advisor has conducted the Sensitivity Analysis by applying various returns of shareholders' equity as follows :

Return on Shareholders' Equity (Ke) (%)	Equity Value (Million Baht)
13.48	1,538
15.48	1,371
17.48	1,240
19.48	1,133
21.48	1,045
23.48	970
25.48	906
27.48	850
29.48	801

Return on investment of 800 million Baht for 100% of total shares of TMC will result in 29.48% of return on shareholders' equity.

In addition, the competition in the telephone directories industry will increase in the future as more new players coming into this business. Thus. there may be price pressure on the average revenue per account (ARPA) after 2006 (The year after Agreement on Publishing and Advertising Telephone Directories with TOT expires). The Financial Advisor has conducted Sensitivity Analysis on TMC valuation if ARPA decreases in the future while the assumption on the number of customers remains the same as follows :

WACC (%)	Equity Value (Million Baht)			
	- 10%	- 15%	- 20%	- 25%
11.72	1,253	1,137	1,022	907
12.22	1,210	1,101	992	883
12.72	1,171	1,067	964	860
13.22	1,135	1,036	937	838

The analysis shows if ARPA decreases by 25%, the equity value of TMC will be 838 million Baht.

3.1.2. Comparable Company Analysis

Comparable Company Analysis valuation approach relies on benchmarking TMC against valuations of other listed companies which operate the similar business. Under this approach, the value of TMC mainly depends on how TMC compares with the comparable companies in various aspects of financial measures and operational performance. Therefore, the selection of the comparable companies is very important in ensuring a fair and accurate valuation of TMC. At present, the listed companies that operate the same business as TMC is Nation Multimedia Group ("NMG") where its revenues derive from advertising and printing, its share trading volumes is meaningful enough to be the comparable company of TMC and there are many research analysts to cover on the company. Therefore, NMG is the most suitable reference.

1. Price to Earning Ratio : PER

The Financial Advisor applies suitable PER 2004 for TMC in order to obtain the valuation range of TMC shares as follows :

P/E Ratio (Times)	Estimated 2003 Earnings (Million Baht)	Equity Value (Million Baht)
8	171.7	1,374
9	171.7	1,545
10	171.7	1,717

From the above table, TMC's equity value ranges from 1,374 to 1,717 million Baht.

2. Enterprise Value to EBITDA Multiple : EV/EBITDA

The Financial Advisor applies suitable EV/EBITDA 2004 for TMC in order to obtain the valuation range of TMC shares as follows :

EV/EBITDA (Times)	Estimated EBITDA of 2004 (Million Baht)	Equity Value (Million Baht)
5.0	262.8	1,324
5.5	262.8	1,455
6.0	262.8	1,587

From the above table, TMC's equity value ranges from 1,324 to 1,587 million Baht.

3.1.3. Summary of the Share Valuation

Comparable Company approach has limitation that it applies only one year operating performance to come up with valuation in which the other major factors such as upcoming competition are not taken into consideration. Therefore, the Comparable Company approach is less effective than Discounted Cash Flow approach that is capable of conducting Sensitivity Analysis of other key factors.

Valuation Approach	Equity Value (Million Baht)
1. Discount Cash Flow Approach	838 – 1.475
2. Comparable Company Approach : PER	1,374 – 1,717
3. Comparable Company Approach : EV/EBITDA	1,324 – 1,587

3.2. Reasonableness of the Terms of the Transaction

The financial advisor considers the terms of the transaction to be reasonable, fair and transparent which can be versified.

4. Summary to the Financial Advisor's Opinion

The investment by CSLOX for the 63.25% shareholding in TMC with 506 million Baht or 800 million Baht if TOT exercises its Tag-along Rights and CSLOX will hold 100% shares of TMC. This investment will support current business operation of CSLOX and will increase the value of CSLOX in the future.

Under the current Telephone Directories Business condition, TMC is the leader in the market with more than 80% of market share and over 10 years of experience of the business. Only TMC is the official publisher of Telephone Directories, holding concession with TOT. However, after the abortion of TOT Act. In July 2001, there are new small competitors into Telephone Directories business but there is no direct

competitor comparable to TMC. Those small competitors only publish specific directories for some industries and there are indirect competitors such as newspapers and magazines. Therefore, TMC will still have competitive advantage as the leader in this market since the new comer will need to have capital investment, nation wide telephone data base listing capability and capable staffs with experiences and good understanding of this industry.

Moreover, the successful reduction of revenue sharing with TOT to the minimum of 5 million Baht per year for the acquisition of telephone number data base, beginning 2003. This will lead to stronger financial position of TMC and TMC will have profit from its business operation in the future. In summary, the Financial Advisor considers such an investment reasonable.

The following table shows a range of valuation of TMC shares.

Valuation Approach	Equity Value (Million Baht)	63.25% of Equity Value (Million Baht)
1. Discounted Cash Flow	838 – 1,475	530 – 933
2. Comparable Company Approach : PER	1,374 – 1,717	869 – 1,086
3. Comparable Company Approach : EV/EBITDA	1,324 – 1,587	837 – 1,004

The Financial Advisor considers the value of 63.25% of TMC shares with the investment amount of 506 million Baht or 800 million Baht if TOT exercises its Tag-along Rights and CSLOX will hold 100% of TMC shares reasonable since the total value of the transaction is lower than the estimated value suggested above under the specified assumption and after the expiration of Agreement on Publishing and Advertising Telephone Directories with TOT, TMC is assumed to be able to continue its business without obtaining any licenses other than what TMC is using at present and there must be no other expenses for obtaining telephone number data base than the amount currently estimated.

4.1. Sources of Information and Assumptions of the Opinion

In providing its opinion on the investment in TMC shares, the Financial Advisor has studied and analyzed the following information provided by the management of TMC.

- Audited Financial Statements of 2000 – 2002 and Reviewed Financial Statements of 3 months, 6 months and 9 months of 2003
- Finance and accounting reports from TMC
- Legal Due Diligence Report prepared by Legal Advisor appointed by CSLOX
- Accounting Due Diligence Report prepared by Auditor appointed by CSLOX

- Memorandum of Understanding in Relation to TMC dated November 10, 2003 between SHIN, SIP and CSLOX
- Share Subscription and Shareholders Agreement of TMC dated December 25, 2000
- Agreement on Publishing and Advertising Telephone Directories dated January 27, 1995
- Addendum (No.1) to the Agreement on Publishing and Advertising of Telephone Directories dated June 30, 1998
- Addendum (No.2) to the Agreement on Publishing and Advertising of Telephone Directories dated December 29, 2003

Moreover, the Financial Advisor has studied the general information of the telephone directories industry as well as the information from the management of TMC.

The analysis and the opinion of the Financial Advisor are rendered based on the following assumptions:

- All documents provided by SATTEL, CSLOX, CSLOX's advisors and TMC, as well as from the interviews with management and officers of SATTEL, CSLOX and TMC are accurate and complete.
- The Financial Advisor has studied and considered all the information provided by SATTEL which the Financial Advisor deems necessary and appropriate, however, the Financial Advisor did not perform an independent audit or verification for the accuracy and completeness all disclosed information.

4.2. The Financial Advisor's Opinion on SATTEL's Shareholders

The Financial Advisor recommends that SATTEL's shareholders should approve this connected transaction since the transaction is reasonable and price and conditions of this transaction is fair while the total investment is lower than the estimated value under the specified assumption and the successful reduction of revenue sharing with TOT, as stated above. As a result, TMC will have a strong financial position and positive net income in the future in which it will enhance value to the shareholders of SATTEL in the future.

However, the final decision to this approval of the transaction is under shareholders' own consideration. The Financial Advisor has the duty to disclose all related information of the companies involved and render the opinion on the basis of information receive from SATTEL's and TMC as well as from the interview of management and officers of SATTEL and TMC in which the information received is complete

and accurate. However, the Financial Advisor did not perform an independent audit or verification for the accuracy and completeness all disclosed information.

Yours Sincerely,


SCB

บริษัทหลักทรัพย์ ไทยพาณิชย์ จำกัด
SCB SECURITIES CO.,LTD.

(M.L. Chayotid Kridakon) (Mr. Supattanapong Punmeechaow)

Managing Director

SCB Securities Company Limited

1.4. Summary of Major Agreements of Teleinfo Media (Attachment 1)

1.4.1. Agreement on Publishing and Advertising Telephone Directories

1.	Concession Agreement	Agreement for the Publishing and Advertising in the Telephone Directory (the "Concession Agreement") between TOT Corporation Public Company Limited (formerly known as Telephone Organization of Thailand) ("TOT") and TMC was made on January 27, 1995, as amended by the Addendum No. 1 on June 30, 1998. Moreover, certain provisions of the Concession Agreement in respect of revenue sharing and right to publish white pages telephone directory were amended by the Shareholders Agreement dated December 25, 2000 as well.
2.	Term of Concession	Under the Concession Agreement, TOT grants TMC a right to publish a telephone directory (white pages) for both Thai and English and a telephone directory for business telephone and advertisement (yellow pages) throughout the country for a period of 10 years from the 1996 issue to the 2005 issue. Nonetheless, according to the Shareholders Agreement among the existing shareholders of the TMC and TMC, the term for publishing white pages telephone directory was amended to limit to the 2003 issue only.
3.	Scope of Work and Duties	Publishing TMC shall publish 3 types of directory, i.e: (a) for users residing in Bangkok and metropolitan area; (b) for users residing outside Bangkok; and (c) for mobile phone users The number of copies each year is 125% of the telephone numbers informed by TOT. Distribution TMC shall distribute and set up distribution centers for distribution of telephone directory to subscribers. The distribution shall (i) start no later than January 1 of each year; (ii) be not less than 15% per month of the total amount of copies needed to be distributed; and (iii) be completed by June 30 of each year. Ownership

The ownership of all assets provided or procured by TMC for the performance under the Concession Agreement belongs to TMC. However, data or records of data received from TOT or any equipment containing such data made by TMC belong to TOT. TOT is also the owner of published but undistributed telephone directory. Copyright of all telephone directory, including white pages and yellow pages, is vested in TOT.

Information

TMC must provide copies of its audited balance sheet and profit and loss statement to TOT annually within 90 days after the end of each financial year. TMC must also provide copies of agreements relating to the sale of advertisements to TOT within 60 days of the execution date of the agreement.

4. Advertisements and Sale of Advertisements

Advertisements and sale of advertisements shall be subject to applicable laws, public order, good moral, and government security and policies. TMC is solely responsible for any damages caused by any advertisements or sale of advertisements. TMC has agreed to indemnify TOT for all claims and legal proceedings and shall defend TOT against all claims and legal proceedings at its own expense.

5. Remuneration

The revenue sharing payable to TOT shall be the higher of Revenue Sharing Percentage and the Minimum Guarantee Remuneration. Revenue Sharing Percentage shall be calculated from income received by TMC from the advertisement sold by TMC (income from advertisement for TMC shall not be treated as income.) before deducting expenses and taxes (exclusive of VAT). However, as a result of a shareholders and joint management agreements in 1998, the Revenue Sharing shall be as follows:

Year of Publishing	Revenue Sharing (%)	Minimum Guarantee
1998	30	282
1999	30	285
2000	30	281
2001	30	149
2002	30	25
2003	30	0
2004	30	0

2004	30	0
2005	30	0

Payments are to be made in two installments, i.e. 50% of the Minimum Guarantee Remuneration by 31 August of each year and the remainder by 31 May of each subsequent year. If this Minimum Guarantee Remuneration is lower than the actual revenue derived from the sale of advertisement, then TMC must pay the difference to TOT by 31 May of the subsequent year. Any late payments shall bear interest on the unpaid amount at the rate of average MLR (of Kasikorn Bank, Siam Commercial Bank, Bangkok Bank and Krung Thai Bank) plus 1 per cent per annum.

6. Fine

If TMC does not fulfill its duties, TMC will be subject to a fine as follows:

1. Name, address or telephone number in white pages have been left out, or typos on aforesaid information exist, TMC will be fined at Baht 300 per name, address or telephone number and TMC must amend accordingly.
2. If TMC fails to deliver the telephone directory within the time specified in Clause 3.2 above, TMC will be fined, for the late distribution part, at Baht 100 per telephone number.
3. If TMC fails to publish the telephone directory in the amount as specified in the Concession Agreement, TMC will be fined at Baht 500 per telephone directory or the expense of publishing a telephone directory, whichever is higher.

7. Advertisement Fee

The rate of advertisement fee shall be determined by TMC, and be informed to TOT every year.

8. Non-Assignment

TMC shall not be entitled to transfer its rights and obligations under the Concession Agreement whether in whole or in part without prior written consent from TOT. However, TMC remains responsible for those transferred rights and obligations.

9. Sale of Telephone Directory

TOT shall have the sole right to sell a telephone directory and to charge for additional names appearing in the telephone directory.

10. Guarantee

On the date of the Concession Agreement, TMC has submitted a Baht 500,000,000 bank guarantee to TOT as security for the performance of its obligations under the Concession Agreement. Subsequently the guarantee was reduced to 200,000,000 Baht

11. Relationship with Third Parties — TMC is liable and responsible by itself for the operations under the Concession Agreement including rendering services, advertisement or entering into any transaction with third parties. TOT will not be responsible for any obligation between TMC and third parties.

12. Termination — TOT may terminate the Concession Agreement if any of the following events occurs:

    (a) if TOT has grounds to believe that TMC is not capable of performing in accordance with the terms of the Concession Agreement;

    (b) if TMC breaches any of the provisions under the Concession Agreement; or

    (c) if TMC is placed under receivership.

    TMC shall not be entitled to terminate the Concession Agreement except the case of TOT's willful breach of a material provision of the Concession Agreement, provided that TOT shall have been given at least a 45-days' prior written notice in order for TOT to rectify such breach. Even though the Concession Agreement is terminated, TMC will be entitled to collect fees on advertisement agreed during the period of the Concession Agreement.

13. Settlement of Dispute — If there is any dispute between the parties in connection with the Concession Agreement, the parties agree to refer the matter to the arbitrators in accordance with the rules of the Ministry of Justice. The award of the arbitrators shall be final and binding against both parties.

1.4.2. Shares Purchase and Shareholders Agreement of Teleinfo Media

1. Shareholders Agreement — TOT, Shin Corp., SIP and TMC entered into the Shareholders Agreement on December 25, 2000. The existing shareholders and joint management agreement between TOT, Shin Corp. and TMC dated July 1, 1998 has essentially been repealed and replaced by the Shareholders Agreement. The main purposes of the Shareholders Agreement are: (i) to reduce the capital registration of TMC from Baht 887,600,000 to Baht 520,000,000; (ii) to increase the capital to Baht 694,136,000 for SIP's subscription of those newly issued shares by way of conversion of TMC's debt owed to SIP into equity; and (iii) to set forth other terms and conditions among the

shareholders in managing TMC.

2.	Conditions Precedent	A number of conditions precedent for SIP to subscribe for the newly issued shares were set which we believe those had already been fulfilled or waived since SIP is now become a shareholder of TMC.
3.	Subscription Price	The subscription price for SIP was set at Baht 27.66 per share.
4.	Completion Date	The completion date for SIP's subscription for the newly issued shares was set at December 31, 2000 However, it appears in the shares certificate that SIP become the shareholder as from February 1, 2001.
5.	Representations and Warranties	There are several representations and warranties given by Shin Corp. to SIP in respect of TMC where these representations and warranties shall still be in effect regardless of whether SIP has already subscribed for the newly issued shares or not. SIP's right to claim for such damages is limited to 12 months from the date SIP become a shareholder, or 90 days from the date on which SIP is in receipt of TMC's financial statements for the year 2000.
6.	Business and Non-Competition	TMC may extend its line of business to E-commerce, advertiser links, other publishing, direct marketing service, database rental, mail order, telemarketing, GIS service, KIOSK, provided TMC may not engage in (i) No.13 telephone line service; (ii) Internet Thailand service already been engaged by TOT; and (iii) other type of business already been engaged by TOT as from the date on which TOT entered into the previous shareholders agreement between Shin Corp. and TMC Moreover, so long as TOT, Shin Corp. or SIP is a shareholder of TMC holding shares in the amount more than 12 percent, either party shall have to use its best endeavor to ensure that any company, 26 percent of its issued shares of which is held by TOT, Shin Corp. or SIP, will not engage in similar type of business of that of TMC except for (i), (ii) or (iii) as referred to in the preceding paragraph.
7.	Revenue Sharing	As previously discussed in paragraph no. 5 (Remuneration) of the Concession
8.	Right to Publish White Pages and Yellow Pages of Telephone	if: (i) the Telephone Organization of Thailand Act B.E 2497 (the "TOT Act") is repealed or ceases to apply; (ii) TOT is not legally entitled to be engaged in the publishing of telephone

Directory directories; or

(iii) the telecommunication business has been liberalized during the terms of this Agreement,

then TMC and TOT may negotiate and agree upon as to whether TMC shall still have the right to publish white pages telephone directory or not. However, if any of the aforementioned events in (i), (ii) or (iii) occurs prior to the commencement of the publishing of any year issue of white pages telephone directory, TMC shall have to publish white pages telephone directory pursuant to the terms set out in the Concession Agreement without any charge to TOT for 1 more year issue that has not yet been started publishing after an occurrence of such event.

The TOT Act was repealed by a Royal Decree in July 31, 2002. Therefore, it would depend upon the fact as to whether TMC started publishing the year 2003 issue at that time or not. Should TMC already started publishing the year 2003 issue at the time the TOT Act was repealed, TMC may then have to publish white pages telephone directory for the year 2004 issue (one more year for the year the publishing has not been commenced). Therefore, the right and obligation of TMC to publish white pages telephone directory without charge to TOT would be only for the year 2003 issue. This had already been confirmed by a letter of TOT dated July 21, 2003.

With respect to the yellow pages which is telephone directory for commercial purpose, the Shareholders Agreement provides that even if there is an event referred to in (i), (ii) or (ii) above occur, TMC may keep publishing pursuant to the terms and conditions of the Concession Agreement. Nevertheless, if there is other publisher of telephone directory for commercial purpose, TOT and TMC shall negotiate with each other with a view to canceling or reducing the ratio of revenue sharing on a fair and equitable basis. In addition, if TOT is to provide database to any third party for commercial purpose, TOT will have to charge such third party at the rate not lower than what TOT charges TMC during the same period.

9. Management of TMC

It is specified in the Shareholders Agreement that the number of directors shall reflect the shareholding ratio of the shareholders, provided that a shareholder with 12% shareholding shall always be entitled to nominate at least 1 director. Unless otherwise agreed, the number of directors shall be 8. Chairman of the Board of Directors shall be elected from those of Shin Corp. nominated directors; however, the Chairman shall not have a casting vote in case of tie. TOT and SIP shall be entitled to nominate one

Vice Chairman each.

Authorized directors who have power to sign on any legal document on behalf of TMC must always be 2 persons nominated from different shareholders. TMC shall have an Audit Committee. At least 1 director nominated by each of TOT, Shin Corp. and SIP is required to present in the meeting in order to constitute a quorum of the meeting of the Board of Directors. TMC must bear air fare tickets and accommodation costs for directors or representatives of shareholders not residing in Thailand.

There are reserved matters requiring approval from the vote of directors nominated by TOT. Shin Corp. and SIP (in case of a meeting of the Board of Directors) or, as the case may be, the vote of all shareholders holding shares for more than 12% (in case of a shareholder meeting), i.e.: resolution to be passed for business plan, increase and reduction of capital, entering into any contracts with the total value of more than Baht 100,000,000, being guarantor, sale or purchase of assets for more than Baht 20,000,000 not specified in the business plan, entering into any contract with the shareholder(s) or director(s) of TMC, merge of business with other company, amendment to Memorandum or Articles of Association, payment for dividends, determining scope of power of any director(s), appointment of authorized director(s), and entering into any derivative or hedging transaction other than those previously approved by the Board of Directors.

10. TOT's Officers — TOT may send any of its officers to work for TMC in respect of finance, marketing and/or production as the Board of Directors may deems appropriate.

11. Undertakings by Shin Corp. — Shin Corp. undertakes that if TMC is unable to collect the debts amounting to Baht 192,891,675 owed to TMC by 4 major debtors within 36 months from the date of this Shareholders Agreement (December 25, 2000), Shin Corp. shall cause TMC to increase its capital and issue new shares to TOT and SIP in proportionate to their existing shareholdings. In this regard, Shin Corp. shall be responsible for payment of the shares price to be newly issued to TOT and SIP.

12. Shares Transfer Restriction — There are provisions restricting and governing the shares transfer of the existing shareholders as follows:

(a) During the period of 3 years from the date SIP becomes the shareholder, there shall be no transfer of shares or creation of any encumbrance thereon by each of the shareholders unless mutually

agreed upon by TOT, Shin Corp. and SIP. However, a transfer of shares to any of its subsidiaries or affiliates is allowed without time condition.

(b) Should the subsidiary or affiliate referred to in a) no longer be the existing shareholder's subsidiary or affiliate at any time, all shares transferred must be returned to the transferor or the transferor's subsidiary or affiliate, as the case may be.

(c) Any transfer of shares to the proposed transferee other than those specified in a) or b) above must be notified and offered in writing to other existing shareholders first (Right of First Refusal of the existing shareholder) in which the name of the proposed transferee, the offering price and other terms and conditions of transfer must be specified. Within 30 days after each of the existing shareholders is in receipt of such notice of offer, each existing shareholder may either (i) accept the offer for sale made by the existing shareholder which is the proposed transferor, or (ii) make an offer for sale of its shares to the proposed transferee jointly with the proposed transferor (Tag-along Right of the existing shareholder).

(d) Any third person(s) becoming shareholder(s) of TMC shall also be bound to all terms and conditions previously applied to the transferor under this Shareholders Agreement whereby such third person(s) must sign in a separate agreement in relation thereto.

13. Event of Default and Termination

Should a party be in breach or default of any material terms of this Shareholders Agreement, including becoming insolvency, being subject to receivership, or change of its shareholders having power to control it, and do not cure such breach within 60 days after it is in receipt of such notice of default from the non-defaulting party, it shall be deemed that any rights of the defaulting party under the Shareholders Agreement are terminated.

In such event of termination, the non-defaulting party may: (a) deem that the defaulting party offers for sale for all shares held by it at the fair market price as may be agreed upon among the relevant shareholders or, in the event that such price could not be agreed, as determined by PriceWaterHouse Cooper, or independent auditor, investment advisor or any well known international appraiser less 15%; or (b) enforce the

defaulting party to purchase all shares held by the non-defaulting party at the fair market price referred to in (c) above plus 15%.

Any dispute in relation to the breach or default of the material terms shall be settled by arbitration as specified in arbitration section.

14. Term — This Shareholders Agreement shall continue to be in effect unless and until terminated as discussed in paragraph no. 13 above. In addition, if the shareholding percentage of any party is less than 12% at any time and for whatever reason, the terms and conditions of the Shareholders Agreement shall cease to be in effect in respect of such party, except for provisions relating to representations or warranties previously given by such a party, revenue sharing arrangement, confidential undertaking, governing law and arbitration.

15. Assignment — Any transfer or assignment of rights and obligations under this Shareholders Agreement by a party to other person is prohibited except for (a) transfer or assignment to the person becoming shareholder pursuant to paragraph no. 12 (Shares Transfer Restriction) above, or (b) transfer by TOT to any other organization becoming successor of TOT in the future.

16. Dividends Payment — If TMC generates profits, TOT, ShinCorp. and SIP shall exercise their rights as shareholders and cause the directors nominated by them to arrange for dividends payment (out of the net profit) not less than 50% of the net profit unless otherwise specified by the meeting of the shareholders.

17. Governing Law and Arbitration — The law of Kingdom of Thailand is the governing law of the Shareholders Agreement.

Any dispute, controversy or claim shall be resolved amicably. If not resolved within 30 days, the dispute shall be referred to and finally resolved by arbitration under the Arbitration Rule of Arbitration Institute, Ministry of Justice of Thailand which shall conduct in English language in Thailand.

1.4.3. Addendum (No.2) to the Agreement on Publishing and Advertising of Telephone Directories dated December 29, 2003

1. Summary of Agreement — As The Telephone Organization of Thailand Act B.E. 2497 (1954)

("TOT Act.") was repealed by a Royal Decree in July 31, 2002, TOT and TMC, therefore, agreed to make the amendment to the Agreement on Publishing and Advertising of Telephone Directories and Shares Purchase and Shareholders Agreement as follows:

1. TOT agrees to reduce the Revenue Sharing according to the Agreement on Publishing of Telephone Directories, TMC shall pay TOT from 30% per year to at least the minimum of 5 million Baht per year and per telephone numbers data bases TMC shall request from TOT which will be beneficial to production of business and advertising telephone directories (yellow pages) not more than 1 million numbers for the directories of the year 2003, 2004 and 2005. In case TMC shall utilize the telephone numbers data bases more than 1 million numbers, TOT shall charge for using data bases for commercial purposes at the rate 5 Baht per 1 number effective from 1 January 2003. In addition, the Revenue Sharing and utilization of data bases of the year 2002 shall be pro rata reduced in accordance with the remaining enforcement of the TOT Act.
2. TOT shall provide TMC "Telephone Numbers Data Bases") as TMC shall utilize under clause 1 until the Agreement on Publishing of Telephone Directories ceases. Nevertheless, TOT shall, even the cease of the Agreement on Publishing of Telephone Directories, support and provide TMC any telephone numbers data bases as TMC requests, and TOT shall charge for utilizing such data bases at the rate and condition not more than the rate TOT charges from any third parties.
3. In case the National Telecommunication Committee ("NTC") have been appointed according to the Telecommunication Act. B.E. 2544 (2001) and the remuneration for using new telephone numbers data bases for commercial purposes have been rated, TOT and TMC shall enter into any appropriate and fair negotiation beneficial to both parties. The parties shall, nonetheless,

perform their duties according to clause 1 and 2 of this Addendum, though the negotiation will not be settled.

4. During the Agreement on Publishing of Telephone Directories is enforceable, TOT shall perform its duties according to clasuse 9.3.2(4) of the Agreement between the Shareholders providing that "In case TOT will provide a third party any data bases for commercial purposes, TOT will charge a third party at the rate at which TOT charges TMC during the same period".
5. In accordance with clause 9.3.2(1) of the Agreement between the Shareholders, TOT agrees that TMC will last publish for TOT the white pages directories for the year 2003 only. All clauses specified in the Agreement on Publishing of Telephone Directories in relation to production of the next white pages directories shall be ceased.

1.5. Information of CS Loxinfo Public Company Limited (Attachment 2)

1.5.1. General Information

CS Loxinfo Public Company Limited, previously known as CS Communication Company Limited, is a subsidiary of Shin Broadband Internet (Thailand) Company Limited which is also a subsidiary of Shin Satellite Public Company Limited that hold a concession from Communication Authority of Thailand (CAT) to operate Satellite TV and Internet services for 22 years ending 2016 and the operator of internet services under the name CS Internet for commercial purpose for 10 years ending 2007 via cable and satellite network.

On March 6, 2003, CS Loxinfo Company Limited merged their Internet operation with Loxley Information Service Company Limited which provides Loxinfo Internet Services under the concession from CAT for 10 years ending 2006 by acquiring 94.19% shares. As a result, CSLOX becomes the leader in Integrated Internet Service Provider, having the largest customer base in Thailand and being able to decrease internationally high speed communication costs as well as provincial telephone network. The merger leads to increased profit for CSLOX.

1.5.2. Product and Services

CSLOX is the internet service provider (ISP) of CS Loxinfo brand, covering all 76 provinces of Thailand. After the merger with Loxley Information Service Co.Ltd., CSLOX becomes the leader in ISP business in the area of Internet Nodes that cover all provinces both through lease circuit and satellite, high speed international circuit with 245 Mbps which has the low cost per unit, high speed local circuit that connects directly with the National Internet Exchange or NIX of Communication Authority of Thailand (CAT) with 255 Mbps, over 20,000 internet connection nationwide and a wide variety of internet services to serve the demands of different types of customers such as internet service via telephone network, internet service via leased line, broadband internet services for both ADSL and ISDN, wireless internet service and internet services via iPSTAR satellite. As of September 30, 2003, CSLOX has 1,300 corporate accounts and 366,000 retail accounts. CSLOX has 3 central internet facilities which are Shinnawatra Tower 1, Loxley Building (Suea Pa Rd.) and Thaicom Satellite Station. In addition, CSLOX provides uplink/downlink service to the Satelite of SATTEL and Internet Data Center Service.

1.5.3. List of Shareholders as of November 27, 2003

Name	No. of Shares	% Shareholding
1. Shin Broadband Internet (Thailand) Company Limited	250,099,940	50.02
2. Point Asia Dot Com (Thailand) Company Limited	85,850,010	17.17
3. Singapore Telecommunication Limited	84,057,030	16.81
4. Citicapital Company Limited	18,389,370	3.68
5. State of Oregon Public Employee Retirement Fund	18,207,300	3.64
6. Public Employee Retirement System of Idaho	9,710,560	1.94
7. Mr. Vasant Chatikavanij	6,026,610	1.21
8. CAT Telecom Public Company Limited	4,900,000	0.98
9. City of Milford Pension and Retirement Plan	3,641,460	0.73
10. Wales Family LLC	2,124,190	0.42
11. Others	16,993,530	3.40
Total	500,000,000	100.00

1.5.4. List of Board of Directors as of November 4, 2003

Name	Position
1. Mr. Boonklee Plangsiri	Chairman
2. Ms. Siripen Sitasuwan	Director
3. Mr. Dumrong Kasemset (Ph.D.)	Director
4. Mr. Vasant Chatikavanij	Director
5. Mr. Mark Chong Chin Kok	Director
6. Mr. Kajornsak Singhaseni	Director
7. Mr. Pratheuang Sirodbang	Director and Chairman of the Audit Committee
8. Ms. Saowanee Sitchawat	Director and Audit Committee
9. Mr. Gan Hui Beng	Director and Audit Committee

1.5.5. Summary of Financial Status and Performance during the past 3 years

Units : Million Baht

Consolidated	2000	2001	2002	9 month 2003
Total Asset	554.82	581.15	506.34	1,028.62
Total Liability	1,177.83	891.30	961.95	469.62
Issued and Paid-up Capital	499.60	970.00	970.00	500.00
Shareholders' Equity	(623.01)	(310.15)	(455.60)	559.00
Sales and Services Revenues	479.85	567.53	540.62	840.57
Total Revenues	481.10	569.32	544.11	854.66
Sales and Services Costs	381.77	571.86	533.95	580.10
Administrative Expenses	88.15	80.35	92.22	205.68
Total costs	470.14	652.92	626.54	785.64
Interest Expenses	84.77	73.94	63.02	14.50
Operating Profit	(73.81)	(157.54)	(145.45)	54.52
Net Profit / (Loss)	(71.72)	(156.23)	(145.67)	50.33
Earning per share (Baht)	(0.14)	(0.16)	(0.15)	0.10
No. of shares (Million shares)	499.60	970.00	970.00	500.00
Book Value per Share	(1.25)	(0.32)	(0.47)	1.12

1.6. Information of Singtel Interactive Private Limited (Attachment 3)

Singtel Interactive Private Limited is an investment holding company and 100% owned by Singtel

1.7. Information of Shin Corporation Public Company Limited (Attachment 4)

1.7.1. General Information

Shin Corporation Public Company Limited (formally known as Shinawatra Computer Service and Investment Company Limited) was founded on June 21, 1983 with 10 million Baht register capital. The founder of the company are Dr. Thaksin Shinawatra and his wife, Khun Potjaman Shinawatra. Currently SHIN's major shareholders are Khun Bhanapot Damapong, Khun Pantongtar Shinawatra, Khun Pintongtar Shinawatra. The initial objective of SHIN are to be in the trading, rental, large scale computer maintenance services. Later, SHIN becomes the investment holding company, which invests in telecommunication, media and advertising as well as E-Business.

1.7.2. Product and Services

SHIN is an investment holding company that invests in companies in telecommunication industry both wireless communication and satellite communication. SHIN has its share of net profit from all subsidiaries of more than 106.49% of its net profit of 5,281 million Baht in 2002.

1. Wireless Communication : Operator of mobile phone communication, On Line Data Communication and related business. In 2002, SHIN has its share of net profit from this group of approximately 93.03% of net profit.
2. Satellite Communication and International Business : Satellite Transponder Rental, Internet Services and related business. In 2002, SHIN has its share of net profit from this group of approximately 13.46% of net profit.
3. Media and Advertising : Operator of UHF TV station and Advertising Agency. In 2002, SHIN has its share of net profit from this group of approximately (10.51)% of net profit.
4. E-Business : Internet related business such as Internet Service Provider (ISP), Web Hosting, Telephone Directories and related business.
5. Other : Other companies that cannot be grouped

1.7.3. List of top 10 shareholders as of March 21, 2003

Name	No. of Shares	% Shareholding
1. Mr. Bhanapot Damapong	404,430,300	13.77
2. Ms. Pintongta Shinawatra	367,000,000	12.50
3. Ms. Phantongtae Shinawatra	366,950,220	12.49
4. Ample Rich Investments LTD.	229,200,000	7.80
5. Singapore Telecom International PTE LTD.	152,000,000	5.18
6. Thailand Securities Depository Company Limited for Depositors	149,222,526	5.08
7. UBS AG Singapore. Branch-PB Securities Client Custody	100,785,000	3.43
8. American International Assurance Company Limited – DI - Life	81,400,000	2.77
9. Thai NVDR Company Limited	79,054,084	2.69
10. Littledown Nominees Limited 5	74,432,600	2.53
Total	2,004,474,730	68.24

1.7.4. List of Board of Directors

Name	Position
1. Mr. Bhanapot Damapong *	Chairman of the Board of Director
2. Mr. Boonklee Plangsiri *	Director and Chairman of the Group Executive Committee
3. Mr. Niwatthamrong Boonsongpaisan	Director
4. Mr. Arak Chonlatanon *	Director
5. Ms. Siripen Sitasuwan *	Director
6 Ms. Chua Sock Koong	Director
7. Mr. Olarn Chaipravat (Ph.D.)	Director and Chairman of the Audit Committee
8. Mr. Virach Aphimeteetamrong (Ph.D.)	Director and Audit Committee
9. Mr. Vithit Leenutapong	Director and Audit Committee
* Authorized Director	

1.7.5. Summary of Financial Status and Performance during the past 3 years

Units : Million Baht

Company Only	2000	2001	2002	9 months 2003
Total Asset	23,508	27,171	31,844	34,485
Total Liability	5,526	6,369	5,153	3.722
Issued and Paid-up Capital	2,937	2,937	2,937	2,937
Shareholders' Equity	17,982	20.801	26,691	30,763
Sales and Services Revenues	396	604	337	231
Total Revenues	3,034	4,031	5,776	8,166
Sales and Services Costs	381	542	113	84
Administrative Expenses	201	402	178	155
Total costs	584	945	296	244
Interest Expenses	46	151	199	140
Operating Profit	2,404	2,935	5,281	7,782
Net Profit / (Loss)	2,384	2,820	5,281	7,782
Earning per share (Baht)	0.83	0.96	1.80	2.65
No. of shares (Million shares)	2,937	2,937	2,937	2,937
Book Value per Share	6.12	7.08	9.09	10.47

1.8. Information of Shin Satellite Public Company Limited (Attachment 5)

1.8.1. General Information

Shin Satellite Public Company Limited was founded on November 1991 by SHIN who held the National Satellite Communication Concession from the Ministry of Transport for 30 years. SATTEL is responsible for Satellite Communication Services and has revenue sharing with Ministry of Transport according to the concession. Additionally, SATTEL had to transfer the ownership of the Satellite and Satellite Station to Ministry of Transport when the construct was completed.

In 2002, SATTEL posted total revenues of 4,997 million Baht, an increase of 4% from prior year. Its operating profit stood at 1,251 million Baht with EBITDA of 2,338 million Baht and net profit of 1,411 million Baht, a decrease of 153 milloin Baht or 10% from 1,563 million Baht in 2001. In 2002, SATTEL paid government benefits comprising of tax and revenue sharing of 599 million Baht or 42% of net profit.

1.8.2. Product and Services

SATTEL is the operator of the National Satellite Communication Project under the concession with Ministry of Transport. SATTEL has launched 3 satellites which are Thaicom 1A at 120° E , Thaicom 2 and Thaicom 3 at 78.5° E.

SATTEL has 3 business groups which are Satellite Communication and related business, Internet Business and Telephone in which the services are provided by the following subsidiaries:

1. Shin Broadband Internet (Thailand) Company Limited : Provider of internet related business such as Internet Data Center and Internet Content for Broadband network.
2. C.S. Communication Company Limited : Provider of Satellite Station for TV communication via satellite including additional communication services as well as internet network under CS Internet brand. In 2003, CSC merged with Loxley Information Service Company Limited and changed the name to CS Loxinfo Company Limited.
3. Shennington Investment PTE Limited : The holding company that invests in foreign countries which are
    - Lao Telecommunications Company Limited is a joint venture with the Government of Lao for operating telecommunication business for 25 years. The services provided are Fixed Line Telephone and Cellular Phone as well as Lease Line and Internet Services
    - Cambodia Shinawatra Company Limited has the concession with the Government of Cambodia for 35 years for provide Fixed Line Telephone using wireless local loop system

(WLL 450 MHz and WLL 1800 MHz) and Mobile Phone using Digital Phone Sercies (GSM 1800 MHz)

4. IPStAR company Limited : Leasing of satellite capacity to customers of iPSTAR Satellite.
5. iPSTAR Project : SATTEL is undergoing iPSTAR Project which is designed for wide frequency Broadband for high speed internet. SATTEL began phase 1 of marketing of iPSTAR Satellite for terminal system of iPSTAR for Thaicom 3. SATTEL expects to fully launch iPSTAR service in 2004.

1.8.3. List of Shareholders as of January 20, 2003

Name	No. of Shares	% Shareholding
1. Shin Corporation Public Company Limited	225,435,467	51.53
2. HSBC (Singapore) Nominees Pte Ltd.	19,562,275	4.47
3. Deutsche Bank AG, Singapore	19,099,975	4.37
4. Boston Safe Deposit and trust Company	7,737,335	1.77
5. Thai NVDR Company Limited	7,353,825	1.68
6. N.C.B. Trust Limited-Pensioenfonds PGGM (EMM)	4,027,500	0.92
7. Thailand Securities Depositary Company Limited for Depositors	3,978,284	0.91
8. Citybank Nominees Depository Singapore Pte Ltd-Taipei Bank ABN AMRO Thailand Fund	3,455,350	0.79
9. Chase Manhattan (Singapore) Nominees Pte Limited 25	3,211,500	0.73
10. National Finance Public Company Limited	2,939,000	0.67
Total	296,800,511	67.84

1.8.4. List of Board of Directors

Name	Position
1. Mr. Paron Israsena Na Ayudhaya	Chairman of the Board of Director
2. Mr. Rianchai Reowvilaisuk	Vice Chairman of the Board of Director
3. Mr Boonklee Plangsiri	Director
4. Mr. Dumrong Kasemset (Ph.D.)	Director
5. Ms. Siripen Sitasuwan	Director
6. Ms. Nongluck Phinainitisart	Director
7. Mr. Hiran Radeesri	Director and Chairman of the Audit Committee

8. Ms. Nilaya Malakul Na Ayudhaya	Director and Audit Committee
9. Ms. Charinton Vongspootom	Director and Audit Committee

1.8.5. Summary of Financial Status and Performance during the past 3 years

Units : Million Baht

Consolidated	2000	2001	2002	9 month 2003
Total Asset	11,832	14,377	20,307	24,748
Total Liability	7,594	8,581	13,103	16,549
Issued and Paid-up Capital	4,375	4,375	4,375	4,375
Shareholders' Equity	4,238	5,796	7,204	8,199
Sales and Services Revenues	4,016	4,817	4,997	4,322
Total Revenues	4,234	5,161	5,429	4,445
Sales and Services Costs	2,071	2,560	2885	2,090
Administrative Expenses	542	568	856	722
Total costs	3,032	3,233	3,754	3,264
Interest Expenses	491	359	235	97
Operating Profit	711	1,570	1,440	1,084
Net Profit / (Loss)	711	1,563	1,411	818
Earning per share (Baht)	1.62	3.57	3.22	1.87
No. of shares (Million shares)	437.5	437.5	437.5	437.5
Book Value per Share	9.69	13.25	16.47	18.74